Supplement Dated June 29, 2018 to your Prospectus Dated May 1, 2018

Reorganization

Acquired Fund	Acquiring Fund
Federated Managed Tail Risk II	Federated Managed Volatility Fund II – Primary Class

At a special meeting of the Board of Trustees (the “Board”) of Federated Insurance Series held on November 16, 2017, the Board reviewed and approved The Agreement and Plan of Reorganization where the Acquiring Fund would acquire all, or substantially all, of the assets of Acquired Fund in exchange for Primary Shares of the Acquiring Fund to be distributed pro rata by the Acquiring Fund to its shareholders of Primary Shares in a complete liquidation and dissolution of the Acquired Fund. Pending shareholder approval at a meeting scheduled to be held on August 3, 2018, the reorganization is scheduled to take place at the close of business on or about August 17, 2018.

In addition, in order to facilitate the reorganization, the Board approved the designation of the existing share class of the Acquired Fund (previously undesignated) as Primary Shares. There will be no changes to the services provided, the features and privileges of the share class, or its expense ratio as a result of the designation.

Due to the reorganization, you will no longer be able to allocate new Premium Payments or make transfers to the Acquired Fund Sub-Account, including program trades, on or after the close of business on August 15, 2018.

As a result of the reorganization, on or about the close of business on August 17, 2018:

(i)	If any of your Contract Value is currently invested in the Acquired Fund Sub-Account, that Contract Value will be merged into the Acquiring Fund Sub-Account;

(ii)	If any portion of your future Premium Payments is allocated to the Acquired Fund Sub-Account, that portion will now be allocated to the Acquiring Fund Sub-Account.

(iii)	Any transaction that includes an allocation to the Acquired Fund Sub-Account will automatically be allocated to the Acquiring Fund Sub-Account;

(iv)
Unless you direct us otherwise, if you are enrolled in any DCA, InvestEase®, Asset Rebalancing Program or other administrative program that includes transfers of Contract Value or allocation to the Acquired Fund Sub-Account, your enrollment will automatically be updated to reflect the Acquiring Fund Sub-Account;

(v)	Unless you direct us otherwise, if you are enrolled in an Automatic Income Program, your enrollment will automatically be updated to reflect the Acquiring Fund Sub-Account; and

(vi)	All references and information contained in the prospectus for your Contract related to the Acquired Fund are deleted and replaced with the Acquiring Fund.

This supplement should be retained with the prospectus for future reference.

HV-7731